UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on August 29, 2019, Reebonz Holding Limited (the “Company”) received a written notification from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Market Value of Publicly Held Shares (“MVPHS”) for its common stock had been below $15 million for the last 30 consecutive business days and that the Company therefore was not in compliance with the MVPHS requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5450(b)(2)(c). Nasdaq notified the Company that the failure to comply with this requirement served as a basis for delisting the Company’s securities from the Nasdaq Global Market. As also previously disclosed, on April 13, 2020, the Company received a written notification from Nasdaq notifying the Company that it failed to comply with Nasdaq Listing Rule 5450(a)(1) because the Company did not meet the minimum bid price requirement of $1.00 per share for last 30 days.

As previously disclosed, on February 27, 2020, Nasdaq informed the Company that it had not regained compliance on the MVPHS requirement, and its securities would be delisted unless the Company requested a hearing. On March 5, 2020, the Company requested a hearing from the Nasdaq hearing panel to discuss listing deficiencies. A hearing was scheduled on April 16, 2020.

On April 28, 2020, the Company received a letter from the Nasdaq Hearings Panel (the “Panel”) stating that the Panel had affirmed Nasdaq’s delisting decision and had determined to delist the Company’s securities from the Nasdaq Stock Market, and suspension of trading in the Company’s securities would be effective at the open of business on April 30, 2020.

Nasdaq will complete the delisting by filing a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities and Exchange Act of 1934 on Form 25 with the Securities and Exchange Commission.

The Company expects to apply for quotation of its common stock on an appropriate tier of the OTC Markets.

The total shares issued and outstanding for the Company is 8,515,106 ordinary shares as of April 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: April 30, 2020	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer